

October 8, 2010

Jim H. Qian
Chief Financial Officer
Northport Network Systems, Inc.
601 Union Street, Suite 4200
Seattle, WA 98101

> **Re: Northport Network Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **Form 8-K Filed June 21, 2010**
> **File No. 000-52728**

Dear Mr. Qian:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 39

1.   We note your disclosure provides an incomplete definition of disclosure controls and procedures. In this regard, your disclosures indicate that your disclosure controls and procedures are "designed to ensure that information required to be disclosed by our Company is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission." Please revise to clarify, if true, that your disclosure controls and procedures also include, without limitation, controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Act is accumulated and

communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Please refer to Exchange Act Rule 13a-15(e).

2.   We also note your disclosure that, "[you] <u>will</u> state that the disclosure controls and procedures as at December 31, 2009 were effective…." Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures as of December 31, 2009.

<u>Management's Report on Assessment of Internal Control Over Financial Reporting, page 40</u>

3.   It does not appear that your management has completed its assessment of internal control over financial reporting as of December 31, 2009. We note your statement that "management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only the management's report in this annual report," however, we are unable to locate management's report. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting. Please revise to provide a complete report as required by Item 308T(a) of Regulation S-K.

<u>Exhibits 31.1 and 31.2</u>

4.   We note that your certifications do not include all of the required disclosures pertaining to internal control over financial reporting. Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) as specified in Item 601(b)(31)(i) of Regulation S-K. We also note similar deficiencies in your certifications included in your Forms 10-Q as well as your reference to the company as a small business issuer. Please revise these certifications to conform to the exact language as outlined in Item 601(b)(31)(i) of Regulation S-K.

<u>Form 8-K filed June 21, 2010</u>

<u>Item 9.01 Financial Statements and Exhibits</u>

5.   We note that on June 18, 2010, you acquired a 65% equity interest in Beijing XinLvZhengBaoCheng Education Technology Co. Ltd. Please tell us how you assessed the significance of this acquisition and how you considered Rules 8-04 and 8-05 of Regulation S-X. Also refer to Item 9(a) of Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Edgar, Staff Accountant at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

Patrick Gilmore
Accounting Branch Chief